

February 22, 2013

Via E-mail
John M. Dionisio
Chief Executive Officer
AECOM Technology Corporation
555 South Flower Street, Suite 3700
Los Angeles, California 90071

> **RE: AECOM Technology Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2012**
> **Filed November 19, 2012**
> **File No. 0-52423**

Dear Mr. Dionisio:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis, page 29

1. We note you recorded a fourth quarter goodwill impairment charge of $336 million which was material relative to your $53.6 million operating income for the year and your $199.1 million operating loss for the quarter. It appears that the adverse impact on equity exceeded 10%. Based on your disclosure on page 72 of your Form 10-K, $155 million of the charge is related to your Professional Technical Services segment and $181 million is related to the Management Support Services segment. In your Form 8-K earnings release for the quarter ended March 31, 2012, filed May 3, 2012, you state that you saw strength in your Professional Technical Services segment and noted challenges in your Management Support Services segment. We note that your Management Support Services segment reported negative gross profit for the three and six months ended March 31, 2012 of $(10.2) and $(4.7) million, respectively. We note that your Professional Technical Services reported relatively flat gross profit and sales for the three and six months ended March 31, 2012, as compared to the same periods in 2011. In your Form 8-K earnings release for the quarter ended June 30, 2012, filed August 7, 2012, you state that although operating income for your Management Support Services segment declined by 80%, on a sequential basis, operating income grew 92% consistent with your recovery plan for this segment. You also reaffirmed your EPS outlook for fiscal year 2012 of $2.30 to $2.45, while your actual fiscal year 2012 basic and diluted EPS was $(0.52). You also stated that in the fourth quarter you expected typical seasonal improvement in

your Professional Technical Services segment and continued recovery in your Management Support Services segment. We note that your Management Support Services segment reported negative gross profit for the three and nine months ended June 30, 2012 of $(3.0) and $(7.7) million, respectively. We note that your Professional Technical Services reported relatively flat gross profit and stable sales for the three and nine months ended June 30, 2012, as compared to the same periods in 2011.

Given your disclosures throughout fiscal year 2012 it is unclear whether you provided investors with sufficient forewarning that your goodwill could be materially impaired, generating your first net loss in ten years. We note on page 40 of your Forms 10-Q for the quarters ended March 31, and June 30, 2012, you provide a risk factor for goodwill impairment. However, the risk factor at each period appears to be generic and did not appear to identify specific known risks and the amounts of corresponding assets whose recoverability was reasonably expected to be specifically impacted by those risks. Given your material and possibly unexpected goodwill charge, please tell us and disclose in future filings the events and circumstances that you consider in evaluating whether to test for impairment more than annually. Your discussion in future filings should identify negative trends and why such trends didn't trigger a test for impairment. Refer to ASC 350-20-35-28. Please tell us whether you tested goodwill for impairment at March 31, and/or June 30, 2012, if not, please tell us the qualitative factors that suggested testing was not required. In this regard, we note in your Form 8-K earnings release for the quarter ended September 30, 2012, filed November 13, 2012, that you attributed the impairment in your Management Support Services segment largely to the loss of revenue due to the precipitous drawdown of troops in Iraq during 2012.   Please tell us whether you considered the impact of the drawdown of troops at March 31 and/or June 30, 2012 in assessing whether goodwill could be impaired, as we assume that management was aware and not surprised by the drawdown in troops, given the coverage of this issue in the U.S news.

2. So that we may assess your compliance with Item 303 of Regulation S-K, and Sections 216, 501.02 and 501.12.b.3, 501.12.b.4, and 501.14 of the Financial Reporting Codification regarding forewarning disclosures, please tell us when it became apparent to you that you would not meet your EPS guidance that you provided in your Form 8-K filed August 7, 2012, or experience the fourth quarter improvement in your Professional Technical Services segment and recovery in your Management Support Services segment.

3. As noted above you incurred a material impairment charge of $336 million that caused you to report a net loss for the year ended September 30, 2012. It appears there was limited disclosure in your periodic and current reports in the preceding months that forewarned investors of the possibility that your goodwill could have been materially impaired. In an effort to provide investors with useful and timely information, in future filings please address the following:

- Identify the acquired business the goodwill relates to and the carrying value of the corresponding reporting unit before and after the impairment charge.
- Disclose if the business had been generating positive cash flows historically, when cash flows began to decline, when the business began generating negative cash flows, and when the business is expected to begin generating positive cash flows, if at all.
- Disclose the adverse business, competitive and economic factors that lead to the significant decline in the reporting unit's fair value (i.e., an inflated purchase price, issues integrating the business, unanticipated decline in business and competitive factors, etc) and an explanation as to why you determined that you would not be able to overcome those adverse factors.
- Disclose the assumptions that were materiality impacted by the qualitative factors, including the value of the assumptions for the fiscal year 2011 impairment test as compared to the revised value of the assumptions for the fiscal year 2012 impairment test.

Please provide us your draft disclosure that you intend to include in future filings.

4. In periods that you recognize material impairment charges please provide a more robust disclosure that informs investors about the specific economic factors that contributed to the impairment, including information related to your current and previous expectations. At a minimum your future disclosure should address the following:

- For each impaired reporting unit, please discuss how actual results did not meet or exceed previous expectations derived from your annual impairment test or results that were initially expected when you acquired the business;
- Provide insight into how you determined that future conditions would not meet or exceed your previous expectations;
- Discuss the carrying value of the remaining assets along with the fair value of such assets; and
- Discuss material assumptions that changed from your last impairment test and the reasons for such change.

Statements of Operations, page 60

5. Rule 5-03.8 of Regulation S-X requires that interest expense be separately presented on the face of the Statement of Income. Absent a clarifying disclosure, it is unclear whether your calculation and presentation of net interest materially differs from the caption defined in the Rule. Please revise future filings to separately present interest expense, as defined, or to provide a quantified footnote disclosure that enables investors to understand the specific amounts which comprise this account.

Note 8, page 75

6. In future filings, please expand the summarized financial information of your unconsolidated joint ventures to include the additional operating results measures outlined in Article 1-02(bb)(1)(ii) of Regulation S-X.

7. Please provide us with the 2012 significance tests outlined in Article 3-09 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Al Pavot, Staff Accountant, at (202)551-3738 or, the undersigned at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief